Exhibit 99.1

RIO ALTO MINING LIMITED

and

SULLIDEN GOLD CORPORATION LTD.

and

SULLIDEN MINING CAPITAL INC.

SECOND AMENDMENT TO ARRANGEMENT AGREEMENT

Dated as of July 29, 2014

SECOND AMENDMENT TO ARRANGEMENT AGREEMENT

This second amending agreement (the “Second Amending Agreement”) is dated as of July 29, 2014, between Rio Alto Mining Limited (“Rio Alto”), Sulliden Gold Corporation Ltd. (“Sulliden”) and Sulliden Mining Capital Inc. (formerly 2422222 Ontario Inc.) (“SpinCo”).

WHEREAS:

A. Rio Alto, Sulliden and SpinCo have entered into an arrangement agreement dated June 13, 2014, as amended on June 26, 2014 (the “Arrangement Agreement”) pursuant to which they agreed to complete a business combination whereby Rio Alto would acquire all of the issued and outstanding common shares of Sulliden not currently owned by Rio Alto; and

B. Each of the Parties to the Arrangement Agreement desire to amend certain terms of the Arrangement Agreement and certain terms of the Plan of Arrangement;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

1. Definitions

In this Amending Agreement, capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Arrangement Agreement, unless the context otherwise requires.

2. Amendments to the Preamble of the Arrangement Agreement

The Preamble to the Arrangement Agreement is amended as of the date of this Second Amending Agreement by replacing “2422222 Ontario Inc.” with “Sulliden Mining Capital Inc.”

3. Amendments to Schedules to the Arrangement Agreement

Schedule A to the Arrangement Agreement is amended as of the date of this Second Amending Agreement as illustrated in the attached Schedule A.

4. Reference to and Effect on the Arrangement Agreement

On and after the date of this Second Amending Agreement, any reference to “this Agreement” in the Arrangement Agreement and any reference to the Arrangement Agreement in any other agreements will mean the Arrangement Agreement as amended by this Second Amending Agreement. Except as specifically amended by this Second Amending Agreement, the provisions of the Arrangement Agreement remain in full force and effect.

5. Governing Laws

This Second Amending Agreement shall be governed by the laws of the Province of Ontario and the laws of Canada applicable therein, all in accordance with section 10.4 of the Arrangement Agreement.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Second Amending Agreement as of the date first written above by their respective officers thereunto duly authorized.

RIO ALTO MINING LIMITED

Per:	“Alex Black”
Alex Black
President and Chief Executive Officer

SULLIDEN GOLD CORPORATION LTD.

Per:	“Peter W. Tagliamonte”
Peter W. Tagliamonte
Chief Executive Officer

SULLIDEN MINING CAPITAL INC.

Per:	“Peter W. Tagliamonte”
Peter W. Tagliamonte
Director

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Amalco" has the meaning specified in Section 2.3(q);

"Arrangement" means the arrangement under Section 182(1) of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably.

"Arrangement Agreement" means the arrangement agreement made as of June 13, 2014 among the Parties (including the Schedules thereto) as amended by amending agreements dated June 26, 2014 and July 29, 2014, and as it may be further amended, modified or supplemented from time to time in accordance with its terms.

"Arrangement Dissent Rights" has the meaning ascribed thereto in Section 4.

"Arrangement Dissenting Shareholder" means a registered holder of Sulliden Shares who has validly exercised Arrangement Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Arrangement Dissent Rights as of the Effective Time, but only in respect of the Sulliden Shares in respect of which Arrangement Dissent Rights are validly exercised by such holder.

"Arrangement Resolution" means the special resolution of the Sulliden Shareholders approving the Arrangement.

"Articles of Arrangement" means the articles of arrangement of Sulliden in respect of the Arrangement required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

"Business Day" means any day of the year, other than a Saturday, Sunday or any statutory holiday in Toronto, Ontario, Montréal, Québec or Vancouver, British Columbia.

"Canadian Resident" means a beneficial owner of Sulliden Shares immediately prior to the Effective Time who is a resident of Canada for purposes of the Tax Act (other than a Tax Exempt Person), or a partnership any member of which is a resident of Canada for the purposes of the Tax Act (other than a Tax Exempt Person).

"Certificate of Arrangement" means the certificate of arrangement issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

"Class A Shares" means the unlimited number of Class A common shares of Sulliden which are to be created in accordance with this Plan of Arrangement and which shall have attached thereto the right to two votes at all meetings of Sulliden Shareholders, the right to dividends as and when declared by the directors of Sulliden, and the right to participate in the remaining assets of Sulliden upon a winding up of Sulliden.

"Class B Shares" means the Sulliden Shares which are are to be redesignated as Class B Shares in accordance with this Plan of Arrangement.

"Consideration" means the consideration to be received pursuant to the Plan of Arrangement in respect of each Sulliden Share that is issued and outstanding immediately prior to the Effective Time, comprising of a combination of (i) 0.525 of a Rio Alto Share, and (ii) and 0.10 of a SpinCo Share.

"Continuance" means the continuance of Sulliden into Ontario under section 180 of the Act and section 287 of the QBCA on the terms and subject to the conditions set out in the Arrangement Agreement and, if applicable, the Interim Order;

"Continuance Resolution" means the special resolution of the Sulliden Shareholders approving the Continuance considered at the Meeting;

"Continuance Dissent Rights" means the rights of dissent in respect of the Continuance Resolution pursuant to the QBCA;

"Continuance Dissent Shareholder" means a registered holder of Sulliden Shares who has validly exercised Continuance Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Continuance Dissent Rights as of the effective time of the Continuance, but only in respect of the Sulliden Shares in respect of which Continuance Dissent Rights are validly exercised by such holder;

"Court" means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

"CRA" means the Canada Revenue Agency.

"Depositary" means any trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging certificates representing Sulliden Shares for the Consideration in connection with the Arrangement.

"Director" means the Director appointed pursuant to Section 278 of the OBCA.

"Dissent Rights" means the Continuance Dissent Rights or the Arrangement Dissent Rights.

"Dissenting Shareholder" means a Continuance Dissenting Shareholder or an Arrangement Dissenting Shareholder, as applicable.

"Effective Date" means the date shown on the Certificate of Arrangement.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"Eligible Holder" means (i) a Canadian Resident or (ii) an Eligible Non-Resident.

"Eligible Non-Resident" means a beneficial owner of Sulliden Shares immediately prior to the Effective Time, who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and whose Sulliden Shares are "taxable Canadian property" and not "treaty-protected property", in each case as defined in the Tax Act or a partnership any member of which is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and whose Sulliden Shares are "taxable Canadian property" and not "treaty protected property", in each case as defined in the Tax Act.

"Fair Market Value" with reference to:

(i)	a Rio Alto Share means the amount that is the closing price of the Rio Alto Shares on the TSX on the last trading day immediately prior to the Effective Date;

(ii)	a Class A Share means the amount that is the Fair Market Value of a Rio Alto Share multiplied by 0.525;

(iii)	0.1 of a SpinCo Share means the amount that is the volume weighted average price of the Sulliden Shares on the TSX over the twenty trading days ending immediately before the Effective Date minus the Fair Market Value of a Class A Share;

"Final Order" means the final order of the Court pursuant to Section 182 of the OBCA, in a form acceptable to Sulliden, SpinCo and Rio Alto, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided, however, that any such amendment is acceptable to the Parties, each acting reasonably) on appeal.

"Governmental Entity" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the above, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (iv) any stock exchange, including, but not limited to, the TSX, the NYSE and the BVL.

"In-The-Money Amount" in respect of a stock option means the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price of the option.

"Interim Order" means the interim order of the Court in a form acceptable to the Parties, each acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Sulliden Meeting, as such order may be amended by the Court with the consent of the Parties, each acting reasonably.

"Law" means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

"Letter of Transmittal" means the letter of transmittal sent to Sulliden Shareholders for use in connection with the Arrangement.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"Loan" has the meaning ascribed thereto in Section 2.3 (h);

"Loan Amount" means $25,000,000.

"OBCA" means the Business Corporations Act (Ontario).

"Option Shares" means the Rio Alto Shares issuable on exercise of any Rio Alto Replacement Option.

"Market Value" means the volume weighted average trading price of the Rio Alto Shares or Sulliden Shares, as applicable, on the TSX for the five (5) consecutive trading days immediately prior to the date as of which Market Value is determined.

"Parties" means Rio Alto, Sulliden and SpinCo, and "Party" means any one of them.

"Person" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"Plan of Arrangement" means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations made in accordance with the Arrangement Agreement or Section 6.1 of this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Sulliden and Rio Alto, each acting reasonably.

"QBCA" means the Business Corporations Act (Québec).

"Rio Alto" means Rio Alto Mining Limited.

"Rio Alto Funding Shares" has the meaning ascribed thereto in Section 2.3(h).

"Rio Alto NewCo" means a wholly-owned corporation of Rio Alto incorporated under the laws of Ontario no less than one (1) day prior to the Effective Time.

"Rio Alto Replacement Option" has the meaning ascribed thereto in Section 2.3(m).

"Rio Alto Share Price" means the price of Rio Alto Shares based on the volume weighted average trading price of Rio Alto Shares on the TSX for the five trading day period ended on the last trading day immediately prior to the date of the Sulliden Meeting.

"Rio Alto Shares" means the common shares in the authorized share capital of Rio Alto.

"Section 85 Election" has the meaning ascribed thereto in Section 2.4.

"SpinCo" means ~~2422222 Ontario~~ Sulliden Mining Capital Inc.

"SpinCo Conveyance Agreement" means the agreement between Sulliden and SpinCo to effect the sale and transfer of SpinCo Assets and SpinCo Liabilities from Sulliden to SpinCo.

"SpinCo Option" means an option to purchase one SpinCo Share at an exercise price equal to the original exercise price of the Sulliden Option for which it was exchanged multiplied by the Fair Market Value of 0.1 SpinCo Share divided by the total Fair Market Value of one Class A Share and 0.1 SpinCo Share multiplied by 10.

"Sulliden" means Sulliden Gold Corporation Ltd.

"Sulliden Arrangement Resolution" means the special resolution approving the Plan of Arrangement presented to the Sulliden Shareholders at the Sulliden Meeting.

"Sulliden Cash Transfer" has the meaning ascribed thereto in Section 2.3 (i);

"Sulliden Circular" means the notice of the Sulliden Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Sulliden Shareholders in connection with the Sulliden Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

"Sulliden Class A Option" means an option to purchase a Class A Share at an exercise price equal to the original exercise price of the Sulliden Option for which it was exchanged multiplied by the Fair Market Value of a Class A Share divided by the total Fair Market Value of one Class A Share and 0.1 of a SpinCo Share.

"Sulliden Continuance Resolution" means the special resolution of the Sulliden Shareholders in respect of the Sulliden Continuance to be considered at the Sulliden Meeting substantially in the form and content of Schedule B of the Arrangement Agreement.

"Sulliden DSU" means a deferred share unit issued under the Sulliden DSU Plan.

"Sulliden DSU Plan" means the deferred share unit plan of Sulliden as approved by the board of directors of Sulliden.

"Sulliden Meeting" means the special meeting of Sulliden Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Sulliden Arrangement Resolution and the Sulliden Continuance Resolution.

"Sulliden Option Holders" means the holders of Sulliden Options.

"Sulliden Option Plan" means the share option plan of Sulliden, approved by Sulliden Shareholders at a meeting held on October 6, 2011.

"Sulliden Options" means the outstanding options to purchase Sulliden Shares granted under the Sulliden Option Plan.

"Sulliden RSU" means a restricted stock unit issued under the Sulliden RSU Plan.

"Sulliden RSU Plan" means the restricted stock unit plan of Sulliden as approved by the board of directors of Sulliden.

"Sulliden Shareholders" means the holders of Sulliden Shares.

"Sulliden Shares" means the common shares in the authorized share capital of Sulliden.

"Sulliden Warrants" means the common share purchase warrants of Sulliden.

"Tax Act" means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

"Tax Exempt Person" means a person who is exempt from tax under Part I of the Tax Act.

"TSX" means the Toronto Stock Exchange.

1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(b)	Currency. All references to dollars or to $ are references to Canadian dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases, etc. The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Plan of Arrangement.

(e)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re- enacted, unless stated otherwise.

(f)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Plan of Arrangement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

(g)	Time References. References to time are to local time, Toronto, Ontario.

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on Rio Alto, Sulliden, SpinCo, all holders and beneficial owners of Sulliden Shares, Sulliden Options, Sulliden Warrants, Sulliden DSUs and Sulliden RSUs, including Dissenting Shareholders, the registrar and transfer agent of Sulliden and the Depositary, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

2.3	Arrangement

At the Effective Time the following shall occur and shall be deemed to occur in the following sequence as set out below without any further authorization, act or formality, in each case effective as at one minute intervals starting at the Effective Time:

(a)	all Sulliden Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all Liens) to Rio Alto; and

(i)	such Dissenting Shareholders shall cease to be the holders of such Sulliden Shares and to have any rights as Sulliden Shareholders other than the right to be paid the fair value for such Sulliden Shares as set out in Article 4;

(ii)	the name of each such Dissenting Shareholders shall be removed as a Sulliden Shareholder from the registers of Sulliden Shareholders maintained on or on behalf of Sulliden; and

(iii)	such Sulliden Shares so transferred to Rio shall thereupon be cancelled without payment;

(b)	all of the issued and outstanding Sulliden RSUs shall be deemed to have vested, and the amount necessary to satisfy the obligations of Sulliden under each of the outstanding Sulliden RSUs (being for each such Sulliden RSU an amount equal to the Market Value of one Sulliden Share at the Effective Time) shall be settled by (a) the issuance by Rio Alto of 0.525 of a fully paid and non-assessable Rio Alto Share to the holder of such RSU and (b) a cash payment to the holder of such RSU equal to the difference between the Market Value of a Sulliden Share and the Market Value of 0.525 of a Rio Alto Share at the Effective Time, if any, (50% of such payment to come from and be paid by Rio Alto and 50% to be deducted from the Sulliden Cash Transfer and paid by Sulliden) (less any applicable amounts to be withheld pursuant to the Plan of Arrangement), and thereafter the Sulliden RSU Plan will terminate and none of the former holders of Sulliden RSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Sulliden RSU Plan;

(c)	all of the issued and outstanding Sulliden DSUs shall be deemed to have vested, and the resignation of each holder of Sulliden DSUs of his or her position with Sulliden and the appointment of their successors shall be effective, and the amount necessary to satisfy the obligations of Sulliden under each of the outstanding Sulliden DSUs (being for each such Sulliden DSU an amount equal to the Market Value of one Sulliden Share at the Effective Time) shall be settled by (a) the issuance by Rio Alto of 0.525 of a fully paid and non-assessable Rio Alto Share to the holder of such DSU and (b) a cash payment to the holder of such DSU equal to the difference between the Market Value of a Sulliden Share and the Market Value of 0.525 of a Rio Alto Share at the Effective Time, if any, (50% of such payment to come from and be paid by Rio Alto and 50% to be deducted from the Sulliden Cash Transfer and paid by Sulliden) (less any applicable amounts to be withheld pursuant to the Plan of Arrangement), and thereafter the Sulliden DSU Plan will terminate and none of the former holders of Sulliden DSUs, the Parties or any of their respective successors or assigns shall have any rights, liabilities or obligations in respect of the Sulliden DSU Plan;

(d)	the authorized share capital of Sulliden will be amended by redesignating the Sulliden Shares as the Class B Shares and the articles of Sulliden shall be deemed to be amended accordingly, and each certificate representing Sulliden Shares shall, as and from the time such redesignation is effective, represent Class B Shares;

(e)	the authorized share capital of Sulliden will be amended by the creation of an unlimited number of Class A Shares, and the articles of Sulliden shall be deemed to be amended accordingly;

(f)	the SpinCo Option Plan will come into force;

(g)	the transactions contemplated by the SpinCo Conveyance Agreement shall become effective and pursuant thereto, Sulliden shall assign and transfer to SpinCo and SpinCo shall accept the SpinCo Assets and SpinCo Liabilities, and as consideration for the SpinCo Assets, SpinCo shall issue to Sulliden that number of fully-paid and non-assessable SpinCo Shares such that immediately after the foregoing issuance Sulliden shall hold in aggregate (together with the SpinCo Shares held immediately prior to the foregoing issuance) that number of SpinCo Shares that is equal to 0.0147 multiplied by the number of Sulliden Shares that are issued and outstanding immediately prior to the

Effective Time (adjusted as provided in Section 2.5 below) less the number of Sulliden Shares held by Dissenting Shareholders, all in accordance with the terms of the SpinCo Conveyance Agreement, and Sulliden shall be entered into the register of SpinCo Shares maintained by or on behalf of SpinCo;

(h)	Rio Alto will lend (the "Loan") to Sulliden an amount of cash equal to the Loan Amount by way of a non-interest bearing demand promissory note. If Rio Alto has so elected in accordance with Section 2.10(b) of the Arrangement Agreement, Sulliden will subscribe and pay for and Rio Alto shall issue to Sulliden that number of fully-paid and non-assessable Rio Alto Shares (the "Rio Alto Funding Shares") equal to $10,000,000 at the Rio Alto Share Price;

(i)	Sulliden will subscribe for and SpinCo shall issue to Sulliden that number of additional fully-paid and non-assessable SpinCo Shares that is equal to 0.0853 multiplied by the number of Sulliden Shares that are issued and outstanding immediately prior to the Effective Time (adjusted as provided in Section 2.5 below) less the number of Sulliden Shares held by Dissenting Shareholders, in consideration for payment from Sulliden to SpinCo (the "Sulliden Cash Transfer") of (i) cash subscription proceeds equal to $25,000,000 using funds from the Loan or (ii) $15,000,000 in cash using funds from the Loan and the transfer to SpinCo of all of the Rio Alto Funding Shares, in both instances subject to any applicable deduction to the cash amount in accordance with Section 2.3
(b) and (c);

(j)	Each Sulliden Option will be exchanged for a Sulliden Class A Option and one-tenth (0.1) of a SpinCo Option (and when aggregated with the other similar SpinCo Options of a holder of such options resulting in a fraction, they shall be rounded down to the nearest whole number of SpinCo Options). The term to expiry, conditions to and manner of exercising, and all other terms and conditions of a Sulliden Class A Option or a SpinCo Option, will be the same as the Sulliden Option for which it is exchanged and any document evidencing a Sulliden Option shall thereafter evidence and be deemed to evidence such Sulliden Class A Option or SpinCo Option, as the case may be. It is intended that subsection 7(1.4) of Tax Act apply to such exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Sulliden Class A Option or a SpinCo Option, as the case may be, will be increased such that the aggregate of the In-The-Money Amount of the Sulliden Class A Option and the In-The-MoneyAmount of the SpinCo Option immediately after the exchange does not exceed the In-The-Money Amount of the Sulliden Option immediately before the exchange.

(k)	Sulliden shall undertake a reorganization of capital within the meaning of section 86 of the Tax Act, and which reorganization shall occur in the following order:

(i)	each outstanding Class B Share will be exchanged with Sulliden free and clear of all Liens for one (1) Class A Share and one-tenth (0.1) of a SpinCo Share, and such Class B Share shall thereupon be cancelled, and~~:~~

(A)	the holders of such Class B Shares shall cease to be the holders thereof and to have any rights or privileges as holders of such Class B Shares;

(B)	such holders' names shall be removed from the register of the Class B Shares maintained by or on behalf of Sulliden; and

(C)	each Sulliden Shareholder shall be deemed to be the holder of the Class A Shares and SpinCo Shares (in each case, free and clear of any Liens) exchanged for the Class B Shares and shall be entered in the register of Sulliden or SpinCo, as the case may be, as the registered holder thereof;

(ii)	the stated capital of Sulliden for the outstanding Class A Shares will be an amount equal to the paid-up capital of Sulliden in respect of the Class B Shares, less the paid-up capital of Sulliden that is attributable to each Sulliden Share held by Dissenting Shareholders and described in paragraph 2.3(a) hereof, and less the fair market value of the SpinCo Shares distributed on such exchange;

(l)	each outstanding Class A Share (other than Class A Shares held by Rio Alto or any affiliate thereof) will, without further act or formality by or on behalf of a holder of Class A Shares, be irrevocably assigned and transferred by the holder thereof to Rio Alto (free and clear of all Liens) in exchange for 0.525 of a Rio Alto Share for each Class A Share held, and

(i)	the holders of such Class A Shares shall cease to be the holders thereof and to have any rights as holders of such Class A Shares other than the right to receive 0.525 of a Rio Alto Share per Class A Share in accordance with this Plan of Arrangement;

(ii)	such holders' name shall be removed from the register of the Class A Shares maintained by or on behalf of Sulliden; and

(iii)	Rio Alto shall be deemed to be the transferee and the legal and beneficial holder of such Class A Shares (free and clear of all Liens) and shall be entered as the registered holder of such Class A Shares in the register of the Class A Shares maintained by or on behalf of Sulliden.

(m)	each Sulliden Class A Option, shall be exchanged for a fully-vested option (each, a "Rio Alto Replacement Option") to purchase from Rio Alto 0.525 of Rio Alto Share (and when aggregated with the other similar Rio Alto Replacement Options of a holder of such options resulting in a fraction of a Rio Alto Share, they shall be rounded down to the nearest whole number of Rio Alto Shares). Such Rio Alto Replacement Option shall provide for an exercise price per Rio Alto Replacement Option (rounded up to the nearest whole cent) equal to the exercise price per Class A Share that otherwise be payable to acquire a Class A Share pursuant to the Sulliden Class A Option it replaces. All terms and conditions of a Rio Alto Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Sulliden Class A Option for which it was exchanged, and shall be governed by the terms of the Sulliden Option Plan and any document evidencing a Sulliden Class A Option shall thereafter evidence and be deemed to evidence such Rio Alto Replacement Option, except that the term to expiry of any Rio Alto Replacement Option shall not be affected by a holder of Rio Alto Replacement Options not becoming, or ceasing to be, an employee, consultant, officer or director of Sulliden or Rio Alto, as the case may be. It is intended that subsection 7(1.4) of Tax Act apply to such exchange of options. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Rio Alto Replacement Option will be increased such that the In-The-Money Amount of the Rio Alto Replacement Option immediately after the exchange does not exceed the In-The-Money Amount of the Sulliden Class A Option immediately before the exchange;

(n)	each Class A Share held by Rio Alto will be transferred to Rio Alto Newco in consideration of the issue by Rio Alto Newco to Rio Alto of one common share of Rio Alto Newco for each Class A Share so transferred;

(o)	the stated capital in respect of the Class A Shares will be reduced to $1.00 without any repayment of capital in respect thereof;

(p)	Sulliden will file an election with the CRA to cease to be a public corporation for the purposes of the Tax Act; and

(q)	Rio Alto NewCo and Sulliden shall amalgamate to form one corporate entity ("Amalco") with the same effect as if they had amalgamated under under Section 177 of the OBCA, such that:

(i)	Rio Alto will receive on the amalgamation one Amalco common share in exchange for each Rio Alto Newco common share previously held, and all of the issued and outstanding Class A Shares will be cancelled without repayment of capital in respect thereof;

(ii)	the stated capital of the Amalco common shares will be an amount equal to the "paid-up capital", as that term is defined in the Tax Act, attributable to all of the issued and outstanding Rio Alto Newco common shares immediately prior to the Amalgamation;

(iii)	the name of Amalco shall be "Shahuindo Gold Limited";

(iv)	the initial director~~s~~ of Amalco shall be the directors of Rio Alto NewCo, being Kathryn Johnson, a Canadian resident, with an address for service at 400 Burrard Street, Suite 1950, Vancouver, British Columbia V6C 3A6;

(v)	the initial officers of Amalco shall be the officers of Rio Alto NewCo;

(vi)	Amalco shall have a minimum of ~~3~~ 1 director~~s~~ and a maximum of ~~11~~ 10 directors;

(vii)	all of the property of each of Rio Alto NewCo and Sulliden continues to be the property of Amalco;

(viii)	Amalco continues to be liable for the obligations of each of Rio Alto NewCo and Sulliden (other than any obligations of Rio Alto NewCo or Sulliden to the other);

(ix)	any existing cause of action, claim or liability to prosecution is unaffected;

(x)	a civil, criminal or administrative action or proceeding pending by or against Rio Alto NewCo or Sulliden may continue to be prosecuted by or against Amalco;

(xi)	a conviction against, or ruling, order or judgment in favour of or against Rio Alto NewCo or Sulliden may be enforced by or against Amalco;

(xii)	the articles of Rio Alto NewCo immediately before the Effective Time are deemed to be the articles of incorporation of Amalco, and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalco;

(xiii)	the by-laws of Rio Alto NewCo immediately before the Effective Time are deemed to be the by-laws of Amalco;

(xiv)	Amalco shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares with the following rights, privileges, restrictions and conditions attached thereto;

(A)	the holders of Amalco’s common shares shall be entitled to notice of and to one vote in respect of each such common share held at all meetings of shareholders of Amalco;

(B)	the holders of Amalco’s common shares shall be entitled to receive, and Amalco shall pay thereon, such non-cumulative dividends (if any) as may be declared by the board of directors of Amalco from time to time from the moneys of Amalco properly applicable to the payment of dividends. For greater certainty, the board of directors shall have the discretion to declare dividends payable on account of the common shares to the exclusion of Amalco’s preferred shares;

(C)	the holders of Amalco’s common shares shall be entitled to receive, in the event of the liquidation, dissolution or winding up of Amalco or other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs, the assets and property of Amalco available for distribution;

(D)	the holders of Amalco’s preferred shares shall not be entitled, as such, to receive notice of or to attend at any meetings of the shareholders of Amalco or to vote at any such meeting.;

(E)	the term “Preferred Redemption Amount” for the preferred shares as hereinafter referred to shall mean with respect to the preferred shares, the sum of $1.00 per share;

(F)	the holders of the preferred shares shall be entitled to receive, and Amalco shall pay thereon, such non-cumulative dividends (if any) as may be declared by the board of directors of Amalco from time to time from the moneys of Amalco properly applicable to the payment of dividends. For greater certainty, the board of directors shall have the discretion to declare dividends payable on account of the preferred shares to the exclusion of the common shares.

(G)	in the event of the liquidation, dissolution or winding up of Amalco or other distribution of assets of Amalco among shareholders for the purpose of winding up its affairs, the holders of the preferred shares shall be entitled to receive, out of the assets and property of Amalco, an amount equal to the Preferred Redemption Amount in respect of each preferred share held, together with all declared and unpaid cash dividends thereon. After payment to the holders of the preferred shares of the amounts so payable to them as above, they shall not be entitled to share in any further distribution of the property or assets of Amalco;

(H)	Amalco may, upon giving notice as hereinafter provided, redeem at any time the whole or from time to time any part of the then outstanding preferred shares on payment for each share to be redeemed of the Preferred Redemption Amount thereof together with an amount equal to all dividends declared thereon and remaining unpaid;

(I)	in any case of redemption of Preferred shares under the provisions of the last preceding clause H above, Amalco shall, at least 20 days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of preferred shares to be redeemed a notice in writing of the intention of Amalco to redeem such shares. Such notice shall be mailed in a prepaid letter addressed to each such shareholder at his address as it appears on the books of Amalco or in the event of the address of any such shareholder not so appearing then to the last known address of any such shareholder. Provided however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption. Notice of redemption shall not be required as regards any holder who waives such notice and surrenders the certificate or certificates representing the shares of such holder which are called for redemption. Each notice or waiver of notice shall set out the redemption price and the date on which the redemption is to take place and if part only of the shares held by the person to whom such notice is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption of Amalco shall pay or cause to be paid to or to the order of the registered holders of the preferred shares to be redeemed the redemption price on presentation and surrender at the head office of Amalco or any other place designated in such notice of the certificates representing the preferred shares called for redemption and such preferred shares shall thereon be redeemed. If a part only of the preferred shares represented by any certificate is to be redeemed, a new certificate for the balance shall be issued at the expense of Amalco. Payment of the redemption price shall be made in cash, by cheque payable at par or by promissory note with the consent of the holder of the preferred shares called for redemption, which consent shall include the consent of the terms of such promissory note, in the principal amount equal to the redemption price. From and after the date specified in any such notice, the preferred shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of the shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions in which case the rights of the holders shall remain unaffected. Amalco shall have the right at any time after the mailing of notice of its intention to redeem any preferred shares, to deposit the redemption price of the preferred shares so called for redemption or of such of the said shares as are represented by certificates which have not at the date of such deposit been surrendered by the holders thereof, to a special account in any chartered bank or trust company in Canada named in such notice to be paid without interest to or to the order of the holders of such preferred shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the rights of the holders of the preferred shares in respect whereof such deposit shall have been made shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them;

(J)	the holders of the preferred shares may, upon giving notice as hereinafter provided, require Amalco to redeem at any time the whole or from time to time any part of the then outstanding preferred shares on payment for each share to be redeemed of the Preferred Redemption Amount thereof;

(K)	in the case of redemption of preferred shares under the provisions of clause J hereof, the holders of such Preferred shares shall, at least 20 days before the date specified for redemption, mail to Amalco a notice in writing of the intention of the holders of the preferred shares to require Amalco to redeem such preferred shares. Such notice shall be mailed by letter, postage prepaid, addressed to Amalco at the head office of Amalco. Notice of redemption shall not be required if waived by Amalco. Such notice or waiver of notice shall set out the redemption price and the date on which such holders require redemption to take place, and if part only of the shares held by such holders are to be redeemed, the number thereof so to be redeemed. On or after the date so specified for redemption, Amalco shall pay or cause to be paid to the registered holders of the preferred shares to be redeemed the redemption price thereof on presentation and surrender at the head office of Amalco of the certificates representing the preferred shares for which redemption is called. If a part only of the shares represented by any certificate is called for redemption, a new certificate for the balance shall be issued at the expense of Amalco. Payment of the redemption price shall be made in cash, by cheque payable at par or by promissory note with the consent of the holder of the preferred shares called for redemption, which consent shall include the consent of the terms of such promissory note, in the principal amount equal to the redemption price. Until such time as the redemption price is paid to the holders of the preferred shares, all the rights of the holders thereof shall remain unaffected. Amalco shall have the right at any time after receipt of a notice from the holders of the preferred shares requiring redemption, to deposit the redemption price of such shares so called for redemption, or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof, to any special account in any chartered bank or any trust company in Canada, of which Amalco shall give notice to be paid without interest to or to the order of the holders of such preferred shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the rights of the holders of the preferred shares shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them; and

(L)	a fraction of a share of any particular class of shares in the capital stock of Amalco shall entitle the holder thereof to exercise that fraction of the votes and to receive that fraction of all dividends, redemption proceeds and other distributions that a holder of a whole share of the particular class is entitled to exercise or receive as the case may be; ~~and~~

(xv)	~~the directors of Amalco may appoint one or more directors of Amalco but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders of Amalco, and any directors of Amalco appointed pursuant to the previous sentence shall hold office for a term expiring not later than the close of the next annual meeting of shareholders.~~ it shall be a condition of the articles:

(A)	that the board of directors of Amalco may from time to time in such amounts and on such terms as it deems expedient charge, mortgage, hypothecate or pledge all or any of the currently owned or subsequently acquired real or personal, moveable or immoveable property of Amalco including book debts, rights, powers, franchises and undertakings, to secure any debt obligations or any money borrowed or other debt or liability of Amalco. The board of directors and officers of Amalco may from time to time delegate to such one or more of the directors and officers of Amalco as may be designated by the board all or any of the powers conferred on the board above, to such extent and in such manner as the board shall determine at the time of each such delegation; and

(B)	that Amalco shall be entitled to a lien on a share registered in the name of a shareholder or the shareholder's legal representative for a debt of that shareholder to Amalco;

(xvi)	the address of the registered office of Amalco shall be 100 King Street West, Suite 6000, Toronto, Ontario, M5Z 1E2;

(xvii)	there shall be no restrictions on the conduct of business of Amalco; and

(xviii)	the issue, transfer or ownership of shares in Amalco will be restricted such that no share in the capital of Amalco shall be transferred without either:

	(A)	the consent of the directors expressed by resolution or by an instrument or instruments signed by a majority of the directors, which consent may be given either prior or subsequent to the time of transfer of such shares; or

	(B)	the consent of the holders of more than 50% of the outstanding voting shares of Amalco expressed by resolution or by an instrument or instruments signed by such holder, which consent may be given either prior or subsequent to the time of transfer of such shares.

2.4	Post-Effective Time Procedures

(a)	Following the receipt of the Final Order and prior to the Effective Date, Rio Alto and SpinCo shall deliver or arrange to be delivered to the Depositary the Consideration, including certificates (or electronic deposit) representing the Rio Alto Shares and SpinCo Shares required to be issued to former Sulliden Shareholders in accordance with the provisions of Section 2.3 hereof, which shares shall be held by the Depositary as agent and nominee for such former Sulliden Shareholders for distribution to such former Sulliden Shareholders in accordance with the provisions of Article 2 hereof.

(b)	An Eligible Holder whose Class A Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make a joint income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a "Section 85 Election") with respect to the exchange by providing two signed copies of the necessary joint election forms to an appointed representative, as directed by Rio Alto, within 90 days after the Effective Date, duly completed with the details of the number of Class A Shares transferred and the applicable agreed amounts for the purposes of such joint elections. Rio Alto shall, within 90 days after receiving the completed joint election forms from an Eligible Holder, and subject to such joint election forms being correct and complete and in compliance with requirements imposed under the Tax Act (or applicable provincial income tax law), sign and return them to the Eligible Holder for filing with the CRA (or the applicable provincial tax authority). Neither Sulliden, Rio Alto nor any successor corporation shall be responsible for the proper completion of any joint election form nor, except for the obligation to sign and return duly completed joint election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such joint election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Rio Alto or any successor corporation may choose to sign and return a joint election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(c)	Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that the Eligible Holder intends to make a Section 85 Election, Rio Alto will promptly deliver a tax instruction letter (and a tax instruction letter for the equivalent Quebec election, if applicable), together with the relevant tax election forms (including the Quebec tax election forms, if applicable), to the Eligible Holder.

2.5	No Fractional Shares

Following the Effective Time, if the aggregate number of Rio Alto Shares to which a former Sulliden Shareholder would otherwise be entitled would include a fractional share, then the number of Rio Alto Shares that such former Sulliden Shareholder is entitled to receive shall be rounded down to the next whole number and no former Sulliden Shareholder will be entitled to any compensation in respect of such fractional Rio Alto Share. In addition, following the Effective Time, if the aggregate number of SpinCo Shares to which a former Sulliden Shareholder would otherwise be entitled would include a fractional share, then the number of SpinCo Shares that such former Sulliden Shareholder is entitled to receive shall be rounded down to the next whole number and no former Sulliden Shareholder will be entitled to any compensation in respect of such fractional SpinCo Share.

ARTICLE 3
SULLIDEN WARRANTS

3.1	Sulliden Warrants

In accordance with the terms of the Sulliden Warrants, each holder of a Sulliden Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder's Sulliden Warrant, in lieu of Sulliden Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Rio Alto Shares and SpinCo Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of Sulliden Shares to which such holder would have been entitled if such holder had exercised such holder's Sulliden Warrants immediately prior to the Effective Time. Each Sulliden Warrant shall continue to be governed by and be subject to the terms of the applicable Warrant certificate, subject to any supplemental exercise documents issued by Rio Alto and SpinCo (as they mutually agree, each acting reasonably) to holders of Warrants to facilitate the exercise of the Warrants and the payment of the corresponding portion of the exercise price with each them.

3.2	Exercise of Sulliden Warrants Post-Effective Time

Upon any valid exercise of a Sulliden Warrant after the Effective Time, Rio Alto shall issue the necessary number of Rio Alto Shares, and SpinCo shall issue the necessary number of SpinCo Shares, necessary to settle such exercise, provided that Rio Alto or SpinCo, as applicable, has received the portion of the Sulliden Warrant exercise price such that the Sulliden Warrant exercise price is divided between Rio Alto and SpinCo as follows:

(a)	Rio Alto shall receive for each 0.525 of a Rio Alto Share a portion of the exercise price equal to the original exercise price of the Sulliden Warrant multiplied by the Fair Market Value of a Class A Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of 0.1 of a SpinCo Share; and

(b)	SpinCo shall receive for each 0.1 of a Spinco Share a portion of the exercise price equal to the original exercise price of the Sulliden Warrant multiplied by the Fair Market Value of a SpinCo Share divided by the total of the Fair Market Value of a Class A Share plus the Fair Market Value of 0.1 of a SpinCo Share.

3.3	Idem

This Article 3 is subject to adjustment in accordance with the terms of the Sulliden Warrants.

ARTICLE 4
RIGHTS OF DISSENT

4.1	Rights of Dissent

Nothing in this Plan of Arrangement or the transactions contemplated hereby shall affect, reduce or derogate from the rights of Continuance Dissenting Shareholders to be paid fair value by Sulliden (or Amalco as its successor) for their Sulliden Shares under section 378 of the QBCA. A Continuance Dissenting Shareholder shall not be entitled to exercise Arrangement Dissent Rights.

Holders of Sulliden Shares (other than Continuance Dissenting Shareholders) may exercise dissent rights ("Arrangement Dissent Rights") in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by the Interim Order and this Section 4.1; provided that, notwithstanding subsection 185(6) of the OBCA, the written objection to the Arrangement Resolution referred to in subsection 185(6) of the OBCA must be received by Sulliden not later than 4:30 p.m. (Toronto time) on the Business Day immediately preceding the date of the Sulliden Meeting (as it may be adjourned or postponed from time to time).

Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Sulliden Shares held by them, and in respect of which Dissent Rights have been validly exercised, to Rio Alto, free and clear of all Liens, as provided in Section 2.3(a) above and if they:

(a)	ultimately are entitled to be paid fair value for such Sulliden Shares, will be entitled to be paid the fair value by Rio Alto (or by Amalco in the case of a Continuance Dissenting Shareholder) of such Sulliden Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Sulliden Shares; or

(b)	ultimately are not entitled, for any reason, to be paid fair value for such Sulliden Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Sulliden Shareholder.

4.2	Recognition of Dissenting Shareholders

(a)	In no circumstances shall Rio Alto, Sulliden, Amalco, SpinCo, the Depository or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the holder of those Sulliden Shares in respect of which such rights are sought to be exercised.

(b)	For greater certainty, in no case shall Rio Alto, Sulliden, Amalco, SpinCo, the Depository or any other Person be required to recognize Dissenting Shareholders as Sulliden Shareholders in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 2.3(a) above, and the names of such Dissenting Shareholders shall be removed from the registers of Sulliden Shareholders in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section (a) occurs. In addition to any other restrictions under the OBCA or the QBCA, as the case may be, none of the following shall be entitled to exercise Dissent Rights: (i) Sulliden Optionholders, (ii) Sulliden Warrantholders, and (iii) Sulliden Shareholders who vote or have instructed a proxyholder to vote such Sulliden Shares in favour of the Contunuance Resolution or Arrangement Resolution, as the case may be (but only in respect of such Sulliden Shares).

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1	Letter of Transmittal

The Depositary will forward to each former registered Sulliden Shareholder, at the address of such former Sulliden Shareholder as it appears on the former register for the Sulliden Shares, a Letter of Transmittal and instructions for obtaining delivery of the certificates or other evidence of ownership representing the Rio Alto Shares and the SpinCo shares that will be transferred to such former Sulliden Shareholder pursuant to the Arrangement.

5.2	Class A Shares and Class B Shares

Recognizing that the Sulliden Shares shall be re-designated as Class B Shares pursuant to Section 2.3(d) and Class B Shares shall be exchanged partially for Class A Shares pursuant to Section 2.3(k)(i), Sulliden shall not issue share certificates representing the Class B Shares or the Class A Shares in replacement for outstanding share certificates representing the Sulliden Shares and each certificate representing the outstanding Sulliden Shares shall, as and from the time such exchange is effective, represent Class A Shares.

5.3	SpinCo Share Certificates

As soon as practicable following the Effective Date, SpinCo shall deliver, or cause to be delivered to the Depositary, certificates representing the SpinCo Shares required to be issued to the registered former Sulliden Shareholders in accordance with the provisions Section 2.3(k)(i) hereof, which certificates shall be held by the Depositary as agent and nominee for such former Sulliden Shareholders, for distribution to such former Sulliden Shareholders in accordance with the provisions of Section 5.5 hereof.

5.4	Rio Alto Share Certificates

Rio Alto shall deliver, or arrange to be delivered, to the Depositary certificates representing the Rio Alto Shares required to be issued to registered former Sulliden Shareholders, which certificates shall be held by the Depository, as agent and nominee for such former Sulliden Shareholders, for Distribution in accordance with the provisions of Section 5.5 hereof, all in accordance with Section 2.3(l) hereof.

5.5	Payment of Consideration

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Sulliden Shares, together with such other documents and instruments as would have been required to effect the transfer of the Sulliden Shares formerly represented by such certificate under the OBCA and the articles of Sulliden and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, or make available for pick up at its offices during normal business hours, a certificate representing the Rio Alto Shares and a certificate representing the SpinCo Shares that such holder is entitled to receive in accordance with Section 2.3 hereof. Any such certificate formerly representing Sulliden Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Sulliden Shareholder of any kind or nature against or in Sulliden, Rio Alto or SpinCo; and on such sixth anniversary, all Rio Alto Shares, SpinCo Shares and cash to which such former Sulliden Shareholder was entitled shall be deemed to have been surrendered to Rio Alto or SpinCo, as applicable.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.5(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Sulliden Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Rio Alto Shares and a certificate representing the SpinCo Shares that the holder of such certificate is entitled to receive in accordance with Section 2.3 hereof.

(c)	No holder of Sulliden Shares, Sulliden Options, Sulliden Warrants, Sulliden DSUs or Sulliden RSUs shall be entitled to receive any consideration with respect to such Sulliden Shares, Sulliden Options, Sulliden Warrants, Sulliden DSUs or Sulliden RSUs, other than any consideration to which such holder is entitled to receive in accordance with Section 2.3 and this Section 5.5 and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

5.6	Lost Certificates

In the event any certificate which, immediately prior to the Effective Time, represented one or more outstanding Sulliden Shares that were transferred pursuant to Section 2.3(k) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver to such Person or make available for pick up at its offices in exchange for such lost, stolen or destroyed certificate, a certificate representing the Rio Alto Shares and a certificate representing the SpinCo Shares that such Person is entitled to receive in accordance with Section 2.3 hereof in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such Rio Alto Shares, SpinCo Shares is to be delivered shall as a condition precedent to the delivery of such Rio Alto Shares and SpinCo Shares, give a bond satisfactory to Rio Alto, SpinCo and the Depositary (acting reasonably) in such sum as Rio Alto and SpinCo may direct, or otherwise indemnify Rio Alto, SpinCo and Sulliden in a manner satisfactory to Rio Alto, SpinCo and Sulliden, acting reasonably, against any claim that may be made against Rio Alto, SpinCo and Sulliden with respect to the certificate alleged to have been lost, stolen or destroyed.

5.7	Withholding Rights

Any of the Parties or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 4.1), such amounts as Rio Alto, Sulliden, SpinCo, or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority. The Parties and the Depositary shall also have the right to withhold and sell, on their own account or through a broker, and on behalf of any aforementioned Person to whom a withholding obligation applies, or require such Person to irrevocably direct the sale through a broker and irrevocably direct the broker pay the proceeds of such sale to the Parties or the Depositary, as appropriate, such number of Rio Alto Shares or SpinCo Shares issued to such Person pursuant to the Arrangement Agreement as is necessary to produce sale proceeds (after deducting commissions payable to the broker and other costs and expenses) sufficient to fund any withholding obligations. None of the Parties or the Depository will be liable for any loss arising out of any sale.

5.8	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

5.9	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Sulliden Shares issued prior to the Effective Time, (b) the rights and obligations of the Sulliden Shareholders, Sulliden, SpinCo, Rio Alto, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Sulliden Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Parties, each acting reasonably, (iii) filed with the Court and, if made following the Sulliden Meeting, approved by the Court, and (iv) communicated to Sulliden Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Parties at any time prior to the Sulliden Meeting (provided that Rio Alto shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Sulliden Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Sulliden Meeting shall be effective only if (i) it is consented to in writing by each of the Parties (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Sulliden Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Rio Alto, provided that it concerns a matter which, in the reasonable opinion of Rio Alto, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Sulliden Shareholder.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.